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FEB 17 2012

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SEC FILE NUMBER
8-50658

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saperston Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

172 Lake Street
(No. and Street)

Hamburg (City) New York (State) 14075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen L. Saperston (716) 649-9800 x213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dansa & D'Arata
(Name – *if individual, state last, first, middle name*)

361 Delaware Avenue (Address) Buffalo (City) New York (State) 14203 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen L. Saperston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saperston Asset Management, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIAN SCHIRALLI
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION No. 01SC6205751
QUALIFIED IN ERIE COUNTY
My Commission Expires May 11, 2013

Karen L. Saperston, Pres.
Signature

President
Title

Marian Schiralli
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAPERSTON ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010
WITH
INDEPENDENT AUDITORS' REPORT

SAPERSTON ASSET MANAGEMENT, INC.

TABLE OF CONTENTS

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Saperston Asset Management, Inc.
Buffalo, New York

We have audited the accompanying balance sheets of Saperston Asset Management, Inc. as of December 31, 2011 and 2010, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saperston Asset Management, Inc. as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dansa & D'Arata LLP

January 16, 2012

361 Delaware Avenue ❖ Buffalo, New York 14202 ❖ P: [716] 842-3900 ❖ F: [716] 883-2963 ❖ www.darata.com

SAPERSTON ASSET MANAGEMENT, INC.

BALANCE SHEETS
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 794,826**	$ 654,160
Accounts receivable	**151,840**	198,944
Other assets	**14,064**	16,514
Total current assets	**960,730**	869,618
PROPERTY AND EQUIPMENT, net	**58,506**	61,879
	$ 1,019,236	$ 931,497
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Advances from stockholder and affiliate	**$ 9,283**	$ 118,753
Accounts payable	**12,817**	31,815
Accrued expenses	**65,189**	51,203
Deferred income taxes	**7,450**	7,300
Liabilities subordinated to claims of general creditors	**290,000**	290,000
Total current liabilities	**384,739**	499,071
STOCKHOLDER'S EQUITY:		
Common stock - no par value, 1,500 shares authorized, 1,000 shares issued and outstanding	**1,000**	1,000
Additional paid-in capital	**441,314**	241,314
Retained earnings	**192,183**	190,112
	634,497	432,426
	$ 1,019,236	$ 931,497

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES:		
Commissions	**$ 3,079,668**	$ 2,813,302
Interest, dividends and other	**9,485**	9,823
	3,089,153	2,823,125
OPERATING EXPENSES	**3,052,482**	2,794,610
INCOME FROM OPERATIONS	**36,671**	28,515
INTEREST EXPENSE	**26,100**	26,100
INCOME BEFORE PROVISION FOR INCOME TAXES	**10,571**	2,415
PROVISION FOR INCOME TAXES	**8,500**	8,550
NET INCOME (LOSS)	**$ 2,071**	$ (6,135)

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
BALANCE, beginning of year	**$ 290,000**	$ 290,000
Increases (decreases)	**-**	-
BALANCE, end of year	**$ 290,000**	$ 290,000

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2010	$ 1,000	$ 241,314	$ 196,247	$ 438,561
Net loss	-	-	(6,135)	(6,135)
BALANCE, December 31, 2010	1,000	241,314	190,112	432,426
Capital contribution	-	200,000	-	200,000
Net income	-	-	2,071	2,071
BALANCE, December 31, 2011	$ 1,000	$ 441,314	$ 192,183	$ 634,497

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	**$ 2,071**	$ (6,135)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	**20,113**	17,231
Deferred income taxes	**150**	3,400
Net changes in assets and liabilities affecting operating cash flows:		
Accounts receivable	**47,104**	(24,963)
Other assets	**2,450**	4,055
Accounts payable	**(18,998)**	12,852
Accrued expenses	**13,986**	744
Net cash provided by operating activities	**66,876**	7,184
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	**(16,740)**	(16,138)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net advances from (repayments to) stockholder and affiliate	**(109,470)**	39,012
Capital contribution	**200,000**	-
Net cash provided by financing activities	**90,530**	39,012
NET INCREASE IN CASH AND CASH EQUIVALENTS	**140,666**	30,058
CASH AND CASH EQUIVALENTS:		
Beginning of year	**654,160**	624,102
End of year	**$ 794,826**	$ 654,160
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year	**$ 26,100**	$ 26,100
Income taxes paid during the year	**$ 6,833**	$ 6,630

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

1. ORGANIZATION

Saperston Asset Management, Inc. (the "Company") was organized to conduct business as a broker-dealer in securities. The Company operates branch offices in Western New York State and Florida to service clients throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. Management reviews the financial viability of these institutions on a periodic basis.

Accounts Receivable - Accounts receivable primarily consist of commissions due from the Company's clearing broker related to customer securities transactions. Based on historical experience, management believes that these amounts are fully collectible and has elected not to record an allowance for doubtful accounts as of December 31, 2011 and 2010.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets (5 to 7 years). Maintenance and repair costs are charged to expense as incurred; significant betterments are capitalized.

Customer Securities Transactions - Customer securities transactions and the related commission income and expenses are recorded on a trade date basis.

Income Taxes - Accounting principles generally accepted in the United States of America prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. At December 31, 2011 and 2010 management determined that the Company had no uncertain tax positions that would fail such recognition criteria.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Advertising - Advertising costs are expensed as incurred, and totaled $84,967 and $74,573 for the years ended December 31, 2011 and 2010, respectively.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. Accordingly, actual results may differ from these estimates.

Subsequent Events - The Company has evaluated events and transactions that occurred between January 1, 2012 and January 16, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2011	2010
Vehicles	$ 54,346	$ 54,346
Equipment	54,589	41,900
	108,935	96,246
Less: accumulated depreciation	(50,429)	(34,367)
	$ 58,506	$ 61,879

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2011 and 2010, the liabilities subordinated to claims of general creditors represented 9% interest-bearing unsecured notes from the sole stockholder. The following summarizes the various details of the subordinated notes:

Date of Note	Due Date	2011	2010
August 20, 1998	May 31, 2013	$ 190,000	$ 190,000
April 29, 1998	June 30, 2013	100,000	100,000
		$ 290,000	$ 290,000

The subordinated borrowings are covered by an agreement approved by FINRA and are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 7).

5. RELATED PARTY TRANSACTIONS

The Company received advances from the sole stockholder of $110,000 during the year ended December 31, 2010. These advances are non-interest bearing and due on demand. Amounts due to the sole stockholder and affiliates totaled $9,283 and $118,753 at December 31, 2011 and 2010, respectively.

Interest expense related to liabilities subordinated to claims of general creditors totaled $26,100 during the years ended December 31, 2011 and 2010, respectively (see Note 4).

The Company leases office space pursuant to non-cancellable operating leases from a related party (see Note 8). Related party rent expense totaled $84,000 and $66,000 during the years ended December 31, 2011 and 2010, respectively.

Consulting fees paid to an affiliated company totaled $160,000 and $164,100 during the years ended December 31, 2011 and 2010, respectively.

6. INCOME TAXES

The provision for income taxes consisted of the following for the years ended December 31:

	2011	2010
Current:		
Federal	$ 5,700	$ 3,550
State	2,650	1,600
	8,350	5,150
Deferred:		
Federal	100	2,300
State	50	1,100
	150	3,400
Provision for income taxes	$ 8,500	$ 8,550

The provision for income taxes differs from the expected tax expense (computed by applying the U.S. federal corporate tax rate of 34% to income before income taxes) primarily as a result of graduated tax rates and state income taxes. Deferred income taxes result principally from temporary differences between the financial reporting and tax bases of depreciation.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011 and 2010, the Company had net capital of $808,983 and $597,088, respectively, which was $558,983 and $347,088 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .12 to 1 and .35 to 1 at December 31, 2011 and 2010, respectively.

The Company's unaudited computation of net capital of $808,983 and $597,088 disclosed in Part II A of the previously filed Focus Report as of December 31, 2011 and 2010, respectively, was in agreement with the amount determined in the above paragraph.

8. COMMITMENTS AND CONTINGENCIES

Operating leases - The Company leases office space in Hamburg, New York pursuant to a non-cancellable operating lease from a related party. Effective March 1, 2010, the lease was amended to require monthly rental payments of $6,000 through December 2013. Additionally, the Company leases office space in Sarasota, Florida pursuant to a non-cancellable operating lease from a related party requiring monthly rental payments of $1,000 through December 2015. At December 31, 2011, future minimum rental payments due are: 2012 - $84,000; 2013 - $84,000; 2014 $ - $12,000; and 2015 - $12,000. Total rent expense for the years ended December 31, 2011 and 2010 was $88,200 and $70,200, net of reimbursements.

Contingencies - The Company is involved in various legal matters that have arisen in the ordinary course of business. Management does not expect that the resolution of these legal matters will have a material adverse effect on the Company's results of operations, financial position or cash flows.

* * * * * * * * * * * * * *

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

To the Board of Directors of
Saperston Asset Management, Inc.

In planning and performing our audit of the financial statements and supplemental information of Saperston Asset Management, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

361 Delaware Avenue ❖ Buffalo, New York 14202 ❖ P: [716] 842-3900 ❖ F: [716] 883-2963 ❖ www.darata.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dom i D'Agostino

January 16, 2012

SAPERSTON ASSET MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
NET CAPITAL:		
Total stockholder's equity	$ 634,497	$ 432,426
Additions:		
Allowable subordinated liabilities	290,000	290,000
Total available capital	924,497	722,426
Deductions:		
Non-allowable assets:		
NASD subscriptions	3,300	3,300
Equipment and other assets, net	58,506	61,879
Other assets	4,347	5,348
Unsecured receivables	41,981	49,969
	108,134	120,496
Tentative net capital	816,363	601,930
Haircuts:		
Money market funds	7,380	4,842
	7,380	4,842
Net capital	$ 808,983	$ 597,088
Aggregate indebtedness:		
Current liabilities	$ 87,289	$ 201,771
Deferred income taxes	7,450	7,300
	$ 94,739	$ 209,071
Net capital	$ 808,983	$ 597,088
Minimum net capital	250,000	250,000
	$ 558,983	$ 347,088
Aggregated debt to net capital (allowable 15 to 1)	.12 to 1	.35 to 1

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

To the Board of Directors of
Saperston Asset Management, Inc.
Buffalo, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Saperston Asset Management, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedure 1:
Procedure - Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

Findings - We compared the listed assessment payments to copies of check number 5478 dated July 18, 2011 for $2,794 (amount is net of a $150 overpayment) and check number 5838 dated January 16, 2012 for $2,788. No exceptions were noted.

Procedure 2:
Procedure - Compare the amounts reported on the Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011.

Findings - We compared the total revenue and total interest expense reported in Form X-17A-5 for each of the quarters ended March 31, 2011, June 30, 2011, September 30, 2011, and December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011. No exceptions were noted.

Procedure 3:
Procedure - Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

Findings - We compared the adjustments reported in Form SIPC-7 to amounts reported in the Company's trial balance for the year ended December 31, 2011. No exceptions were noted.

Procedure 4:
Procedure - Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

Findings - We tested the arithmetical accuracy of the calculations in Form SIPC-7 and in the Company's trial balance for the year ended December 31, 2011, which supported the adjustments. No exceptions were noted.

361 Delaware Avenue ❖ Buffalo, New York 14202 ❖ P: [716] 842-3900 ❖ F: [716] 883-2963 ❖ www.darata.com

Procedure 5:
Procedure - Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable.

Findings - Not applicable, as the Company did not apply an overpayment to the current assessment.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes D'Amato LLP

January 16, 2012